UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934, as Amended

(Amendment No.__)*

Tipperary Corporation

(Name of Issuer)

Common Shares, $0.02 par value per share
(Title of Class of Securities)

888002300
(CUSIP Number)

Wesley Jon Glanville
Company Secretary
c/o Santos International Holdings Pty Ltd
A.B.N. 57 057 585 869
Santos House
91 King William Street
Adelaide, South Australia 5000
Australia
011 618 8218 5111

Copies to:

Ralph K. Miller, Jr.
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400, Houston, Texas 77002
713.658.1818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Santos International Holdings Pty Ltd.		I.R.S. Identification Nos. of above persons (entities only):
A.B.N. 57 057 585 869

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of: Australian Capital Territory, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 24,238,844 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 24,238,844 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,238,844 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row (11): 53.64%

14.	Type of Reporting Person (See Instructions):* CO

(1) Includes ownership of two warrants to purchase a combined 1,700,000 shares of common stock of the Issuer.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Name of Reporting Person: Santos Acquisition Co.		I.R.S. Identification Nos. of above persons (entities only): 20-3079599

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 24,238,844 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 24,238,844 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,238,844 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row (11): 53.64% (2)

14.	Type of Reporting Person (See Instructions):* OO

(1) Includes ownership of two warrants to purchase a combined 1,700,000 shares of common stock of the Issuer.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Name of Reporting Person: Santos Limited		I.R.S. Identification Nos. of above persons (entities only):
A.B.N. 80 007 550 923

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: South Australia, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 24,238,844 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 24,238,844 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,238,844 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row (11): 53.64% (2)

14.	Type of Reporting Person (See Instructions):* HC

(1) Includes ownership of two warrants to purchase a combined 1,700,000 shares of common stock of the Issuer.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Santos Acquisition Co., a Texas corporation (“Santos Texas”), Santos International Holdings Pty Ltd., a company incorporated in the Australian Capital Territory (“Santos International”), and Santos Limited, a company incorporated in South Australia (“Santos Limited”) (together “Santos” or the “Reporting Persons”), have entered into a Joint Filing Agreement, dated as of July 11, 2005, a copy of which is filed as Exhibit 1 to this Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

     All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 13D.

Item 1. Security and Issuer

     This Statement relates to common stock, $0.02 par value per share (the “Common Stock”), of the Issuer. The Issuer’s principal executive offices are located at 633 Seventeenth Street, Suite 1800, Denver, Colorado 80202.

Item 2. Identity and Background

     This Statement is being filed by Santos International, a wholly-owned subsidiary of Santos Limited.

     Santos Limited is a major Australian oil and gas exploration and production company with interests and operations in every major Australian petroleum province and in the United States, Indonesia, Papua New Guinea and Egypt. Santos Limited is Australia’s largest onshore gas producer, supplying sales gas and ethane to all mainland Australian states and territories, and selling oil and liquids to domestic and international customers. The address of its principal office is Ground Floor, Santos House, 91 King William Street, Adelaide, South Australia 5000, Australia.

     Santos is filing this Statement with respect to acquisition of the Common Stock and securities as described in Item 4 and Item 5.

     Information regarding the executive officers and directors of Santos International is set forth in Annex I, which is incorporated herein by reference.

     During the last five years, neither Santos, nor, to the best knowledge of Santos, any of the individuals named in Annex I has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price for the Common Stock and other securities being purchased under the Amended IPA (defined below) is approximately $222,210,000, which will be paid entirely in cash. Santos is financing the acquisition of the Common Stock and other securities being purchased under the Amended IPA (defined below) from internal resources. Santos will also procure a release of the Slough Parties (defined below) from their guarantees of certain indebtedness of the Issuer simultaneously with the closing of the transactions contemplated under the Amended IPA by delivering the guarantee of Santos Limited in replacement of the guarantees previously furnished by the Slough Parties.

Item 4. Purpose of Transactions

     On July 1, 2005, Santos International, Santos Texas and the Issuer entered into an Agreement and Plan of Merger, dated as of July 1, 2005 (the “Original Merger Agreement”). Pursuant to the Original Merger Agreement, on the terms and subject to the conditions set forth therein, Santos Texas would merge with and into the Issuer, which would survive the merger (the “Original Merger”) as a wholly-owned subsidiary of Santos International. Under the Original Merger Agreement, upon consummation of the Original Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by the Reporting Persons) would have been converted into $7.41 in cash.

     Simultaneously with, and as a condition to, the execution of the Original Merger Agreement, Santos International and Slough Estates plc, a United Kingdom public limited company (“Slough”), entered into an Interest Purchase Agreement, dated as of July 1, 2005 (the “IPA”), providing for, among other things, the sale to Santos International by Slough of all of the debt and equity interests held by Slough, Slough Estates USA Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Slough (“Slough USA”), and Slough Trading Estates Limited, a United Kingdom limited company and a wholly-owned subsidiary of Slough (“STEL”) (collectively, Slough, Slough USA and STEL are referred to as the “Slough Parties”), in the Issuer and its subsidiaries, and the procurement of a release of the Slough Parties from their guarantees of certain indebtedness of the Issuer simultaneously with the closing of the merger contemplated under the Original Merger Agreement.

     On July 4, 2005, Slough and Santos International amended and restated the IPA (the “Amended IPA”) to provide for an earlier sale by the Slough Parties of all of their shares of Common Stock held by Slough USA, in addition to all of the debt and equity interests of the Issuer and its subsidiaries held by the Slough Parties, to Santos International on the terms and subject to the conditions set forth in the Amended IPA. The purchase price for such shares of Common Stock is $7.39 per share. The Amended IPA also provides for the procurement by Santos of a release of the Slough Parties from their guarantees of certain indebtedness of the Issuer simultaneously with the closing of the transactions contemplated under the Amended IPA. The sale under the Amended IPA is expected to close on July 13, 2005.

     Contemporaneously with, and as a condition to, the execution of the Amended IPA, the Issuer, Santos International and Santos Texas have entered into an Amended and Restated Agreement and Plan of Merger, dated July 4, 2005 (the “Amended Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Amended Merger Agreement, Santos Texas will merge with and into the Issuer, which will survive the merger (“Amended Merger”) as a wholly owned subsidiary of Santos International. Under the Amended Merger Agreement, upon consummation of the Amended Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by the Reporting Persons) will be converted into $7.43 in cash. The Amended Merger Agreement also provides, among other things, that following closing of the purchase of the Common Stock held by Slough USA pursuant to the Amended IPA, Santos International will have the right to appoint a majority of the board of directors of the Issuer.

     Pursuant to the Amended IPA, among other things, Slough agreed not to (and not to permit its affiliates to) (i) transfer any shares of Common Stock (other than pursuant to the Amended IPA) or (ii) grant any proxy or enter into any voting agreement with respect to any shares of Common Stock. In addition, Slough agreed not to vote in favor of, initiate, solicit, knowingly encourage or facilitate any inquiries or proposals for the acquisition of the Issuer and to vote against (i) any action that would result in the Issuer breaching the Amended Merger Agreement, (ii) any extraordinary corporate transaction involving the Issuer, (iii) any material transfer of assets or business or reorganization of the Issuer, (iv) any change in the present capitalization of the Issuer, (v) any change in directors of the Issuer, or (vi) any other action that would impede, delay, discourage or adversely affect the transactions contemplated by the Amended Merger Agreement.

     The Amended IPA may be terminated (i) by mutual consent of Slough and Santos International, (ii) upon issuance of a final, nonappealable injunction prohibiting the transactions contemplated by the Amended IPA, (iii) by either party if the closing does not occur within 30 days after the date of the Amended IPA, provided that the terminating party is not then in material breach of the Amended IPA, (iv) by either party due to a material breach by the other party of its representations and warranties or covenants under the Amended IPA, (v) by Slough upon the termination of the Amended Merger Agreement, or (vi) by Santos International upon the termination of the Amended Merger Agreement, provided that Santos International has the right to terminate the Amended Merger Agreement.

     Each of the Amended Merger Agreement and the Amended IPA is attached hereto as Exhibit 2 and Exhibit 3, respectively, and is incorporated herein by reference. The foregoing description of the Amended IPA does not purport to be complete and is qualified in its entirety by reference to such Exhibit. The foregoing description of the Amended Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

     It is expected that, as a result of and in connection with the consummation of the transactions set forth in the Amended Merger Agreement, the Common Stock will no longer be eligible to be listed on the American Stock Exchange and will be eligible to be deregistered under the Exchange Act of 1934, as amended, pursuant to Section 12(g)(4) thereof, and that the Common Stock will in fact be so removed from the American Stock Exchange and deregistered.

Item 5. Interest in Securities of the Issuer

(A) AND (B) Santos may be deemed to be the beneficial owner of an aggregate 24,238,844 shares of Common Stock, or approximately 53.64% of the Common Stock that, the Issuer has advised Santos, are currently outstanding. These 24,238,844 shares of Common Stock are comprised of (a) 22,538,844 shares held of record by Slough USA, and (b) 1,700,000 warrants to acquire 1,700,000 shares held of record by Slough USA, each of which Santos International has the right to acquire pursuant to, and subject to the terms and conditions of, the Amended IPA. Upon such acquisition, Santos will have sole voting and dispositive power with respect to such shares. Prior to such acquisition, Santos has no voting power with respect to such Shares, except as described in Item 4.

(C) Other than as described herein, no transactions in the shares of Common Stock have been effected during the past 60 days by Santos Limited or any of its subsidiaries. To the best knowledge of Santos, no other person named in Item 2 of this Statement has effected any transaction in the Shares during the past 60 days.

(D) To the best knowledge of Santos, no person other than Slough USA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5, except as described in Item 4.

(E) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

     Santos Limited, a company incorporated in South Australia, wholly owns Santos International Holdings Pty Ltd., a company incorporated in the Australian Capital Territory, which wholly owns Santos Acquisition Co., a Texas corporation.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1. Joint Filing Agreement, dated July 11, 2005.

2. Amended and Restated Agreement and Plan of Merger, dated July 4, 2005.

3. Amended and Restated Interest Purchase Agreement, dated July 4, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: July 11, 2005

SANTOS INTERNATIONAL HOLDINGS PTY LTD
By:	/s/ Wesley Jon Glanville
Wesley Jon Glanville
Company Secretary

SANTOS ACQUISITION CO.
By:	/s/ Wesley Jon Glanville
Wesley Jon Glanville
Vice President

SANTOS LIMITED
By:	/s/ Wesley Jon Glanville
Wesley Jon Glanville
Company Secretary

Annex I

Following is certain information concerning the executive officers of Santos International:

(a)	Name:	Wesley Jon Glanville

Company Secretary

	Principal Occupation and Present Employer:	Managing Counsel and Company Secretary Santos Limited

	Employer’s Principal Business Address:	Ground Floor, Santos House, 91 King William Street Adelaide, South Australia 5000, Australia

	Citizenship:	Australia

(b)	Name:	Graham Leslie Bollenhagen

Company Secretary

	Principal Occupation and Present Employer:	Assistant Group Secretary Santos Limited

	Employer’s Principal Business Address:	Ground Floor, Santos House, 91 King William Street Adelaide, South Australia 5000, Australia

	Citizenship:	Australia

(c)	Name:	Robert James Wishart

Company Secretary

	Principal Occupation and Present Employer:	Corporate Lawyer Santos Limited

	Employer’s Principal Business Address:	Ground Floor, Santos House, 91 King William Street Adelaide, South Australia 5000, Australia

	Citizenship:	Australia

Following is certain information concerning the directors of Santos International:

(a)	Name:	John Charles Ellice-Flint

	Principal Occupation and Present Employer:	Managing Director Santos Limited

	Employer’s Principal Business Address:	Ground Floor, Santos House, 91 King William Street Adelaide, South Australia 5000, Australia

	Citizenship:	Australia

(b)	Name:	Peter Christopher Wasow

	Principal Occupation and Present Employer:	Chief Financial Officer Santos Limited

	Employer’s Principal Business Address:	Ground Floor, Santos House, 91 King William Street Adelaide, South Australia 5000, Australia

	Citizenship:	Australia